

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Laurance Roberts
President and Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, CA 92626

> **Re: El Pollo Loco Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 15, 2023**
> **File No. 333-269807**

Dear Laurance Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael J. Zeidel